InterCloud Systems, Inc.

1030 Broad Street, Suite 102

Shrewsbury, New Jersey 07702

September 25, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	InterCloud Systems, Inc. Registration Statement on Form S-1 File No. 333-197525

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, InterCloud Systems, Inc., a Delaware corporation (the “Company”), hereby withdraws the above-referenced Registration Statement on Form S-1 (Reg. No. 333-197525) (the “Registration Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2014. The Registration Statement, which has not been declared effective by the Commission, is being withdrawn due to recent changes in the Company’s financing plans. No securities were sold in connection with the offering to which the Registration Statement related.

Very truly yours, /s/ Mark Munro Mark Munro Chief Executive Officer